

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

Re: Hospitality Properties Trust
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed February 24, 2010
Definitive Proxy Statement
Filed February 24, 2010
File No. 001-11527

Dear Mr. Kleifges:

We have reviewed your correspondence dated May 26, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 15. Exhibit and Financial Statement Schedules, page 84

Exhibits, page 84

1. We note your response to comment 3 in our letter dated May 6, 2010. As previously stated, Item 501(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Therefore, it is not appropriate to omit a portion of the schedules and exhibits to your material contracts. Please file the complete agreements with your next quarterly report.

DEFINITIVE PROXY STATEMENT

Trustees and Executive Officers, page 8

2. We note your responses to comments 8 and 9 in our letter dated May 6, 2010. In this document, it appears that you complied with the amended requirements for the Summary Compensation Table and Director Compensation Table by disclosing the aggregate grant date fair value of stock awards in accordance with FASB ASC Topic 718. Please note that a registrant may voluntarily comply with the noted amendments only if it also complies with all other Regulation S-K amendments adopted in the Proxy Disclosure Enhancement Release. Please refer to Proxy Disclosure Enhancements Transition Compliance and Disclosure Interpretations, Question 2 for guidance. Therefore, we reissue both comments. Please provide us with your sample disclosure in response to both comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief